As Filed with the Securities and Exchange Commission on March 30, 2005

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the quarterly period ended December 31, 2004

Pepco Holdings, Inc.
Conectiv
(Name of Registered Holding Companies)

701 Ninth Street, N.W.
Washington, DC 20068
(Address of Principal Executives Offices)

Inquiries concerning this Form U-9C-3 may
be directed to:

Anthony J. Kamerick
Vice President and Treasurer
Pepco Holdings, Inc.
701 Ninth Street, N.W.
Washington, DC 20068
(202) 872-2056

______________________________________________________________________________________

Pepco Holdings, Inc. FORM U-9C-3 For the Quarter Ended December 31, 2004
Table of Contents
Page
Item 1. Organization Chart	1
Item 2. Issuance and Renewals of Securities and Capital Contributions	1
Item 3. Associated Transactions	2
Item 4. Summary of Aggregate Investment	4
Item 5. Other Investments	4
Item 6. Financial Statements and Exhibits	4
SIGNATURE	5
______________________________________________________________________________________
Item 1. - ORGANIZATION CHART
Not required for 4th quarter report.
Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
ISSUANCES AND RENEWALS OF SECURITIES
Company Issuing Security	Company To Whom Security Was Issued	Type of Security Issued	Issue or Renewal	Amount of Securities During Period ($)	Interest Rate (%)	Cumulative Amount of Securities ($)
Conectiv Energy Supply, Inc.	PHI Service Company, Agent	Money Pool Advance	N/A	*	*	*
Delaware Operating Services Company	Conectiv Energy Holding Company	Short-Term Note	N/A	*	*	*
Pepco Energy Services, Inc.	PHI Service Company, Agent	Money Pool Advance	N/A	*	*	*
Note: PHI Service Company serves as agent for the PHI System Money Pool.
CAPITAL CONTRIBUTIONS:
Company Contributing Capital	Company Receiving Capital	Amount During Period ($)	Cumulative Amount($)
Pepco Energy Services, Inc.	Trigen-Pepco Energy Services, LLC	*	*
* Confidential Treatment Requested
1 ______________________________________________________________________________________

Item 3. - ASSOCIATED TRANSACTIONS
Part I. - Transactions performed by reporting companies on behalf of associate companies.
Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged ($)	Indirect Costs Charged ($)	Total Amount Billed ($)
Conectiv Energy Supply, Inc.	Conectiv Atlantic Generation, L.L.C.	Fuel	*		*
Conectiv Energy Supply, Inc.	Delmarva Power & Light Company	Power, Capacity and Ancillary Services	*		*
Conectiv Energy Supply, Inc.	Delmarva Power & Light Company	PJM Reimbursement	*		*
Conectiv Energy Supply, Inc.	Delmarva Power & Light Company	Gas	*		*
Conectiv Energy Supply, Inc.	Delmarva Power & Light Company	Power	*		*
Conectiv Energy Supply, Inc.	Delmarva Power & Light Company	Conowingo Contract Amortization	*		*
Conectiv Energy Supply, Inc.	Pepco Energy Services, Inc.	Gas	*		*
Pepco Energy Services, Inc.	Conectiv Energy Supply, Inc.	Gas	*		*
Conectiv Energy Supply, Inc.	Pepco Energy Services, Inc.	Capacity	*		*
PHI Operating Services Company	Conectiv Bethlehem, LLC	Operations and Maintenance	*		*
Pepco Energy Services, Inc.	Potomac Power Resources LLC	Asset Management Services	*		*
Conectiv Energy Supply, Inc.	Potomac Power Resources LLC	Dispatch Services	*		*
Fauquier Landfill Gas, LLC	Pepco Energy Services, Inc.	Energy and Energy Credits	*		*
Unitemp, Inc.	MET Electrical Testing Company	Maintenance	*		*
Unitemp, Inc.	Pepco Energy Services, Inc.	Maintenance	*		*
MET Electrical Testing Company	Atalntic City Electric Company	Maintenance	*		*
MET Electrical Testing Company	Unitemp, Inc.	Maintenance	*		*
Engineered Services, Inc.	Pepco Energy Services, Inc.	Maintenance	*		*
* Confidential Treatment Requested
2 ______________________________________________________________________________________
Part II - Transactions performed by associate companies on behalf of reporting companies.
Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged ($)	Indirect Costs Charged ($)	Total Amount Billed ($)
Conectiv Delmarva Generation, Inc.	Conectiv Energy Supply, Inc.	Electric Energy, Capacity and Ancillary Services	*		*
Conectiv Delmarva Generation, Inc.	Conectiv Energy Supply, Inc.	Steam	*		*
Conectiv Delmarva Generation, Inc.	Conectiv Energy Supply, Inc.	Pipeline Upgrade	*		*
Conectiv Atlantic Generation, L.L.C.	Conectiv Energy Supply, Inc.	Electric Energy, Capacity and Ancillary Services	*		*
Conectiv Bethlehem, LLC	Conectiv Energy Supply, Inc.	Electric Energy, Capacity and Ancillary Services	*		*
Atlantic City Electric Company	Conectiv Energy Supply, Inc.	Power	*		*
Delmarva Power & Light Company	Conectiv Energy Supply, Inc.	Tetco Contract Amortization	*		*
Potomac Power Resources LLC	Pepco Energy Services, Inc.	Electric Energy, Capacity and Ancillary Services	*		*

Note: PHI Service Company, the service company for the PHI System, provides services to various reporting companies. Such information is reported on the annual Form U-13-60.

* Confidential Treatment Requested

3 ______________________________________________________________________________________

Item 4. - SUMMARY OF AGGREGATE INVESTMENT
Investments in energy-related companies (in millions):

Total consolidated capitalization as of December 31, 2004	$9,207.9	Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	1,381.2	Line 2
Greater of $50 million or line 2	$1,381.2	Line 3

Total current aggregate investment:
(categorized by major line of energy-related business)
Energy-related business Category - Rule 58(b)(1)(i)
Energy-related business Category - Rule 58(b)(1)(ii)
Energy-related business Category - Rule 58(b)(1)(iv)
Energy-related business Category - Rule 58(b)(1)(v)
Energy-related business Category - Rule 58(b)(1)(vi)
Energy-related business Category - Rule 58(b)(1)(vii)
Energy-related business Category - Rule 58(b)(1)(viii)

$* * * * * * *
Total current aggregate investment	$*	Line 4
Difference between the greater of $50 million or 15% of Capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)	$*	Line 5
* Confidential Treatment Requested
Investments in gas-related companies:
NONE
Item 5. - OTHER INVESTMENTS

Prior to the registration of Pepco Holdings, Inc. as a registered holding company on August 1, 2002, Potomac Electric Power Company and its subsidiaries had investments of approximately $140.4 million in "energy-related companies." Such amount is excluded from the calculations in Item 4 above.

Item 6. - FINANCIAL STATEMENTS AND EXHIBITS
A.	Financial Statements:
Not required for 4th quarter report.
B.	Exhibits:
B-2.	Certificate of Pepco Holdings, Inc.
4 ______________________________________________________________________________________

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

PEPCO HOLDINGS, INC. By: Karen G. Almquist Karen G. Almquist Assistant Treasurer & Assistant Secretary
March 30, 2005
5 ______________________________________________________________________________________

Exhibit B-2
Certificate
I hereby certify that the Form U-9C-3 for Pepco Holdings, Inc. for the previous quarter has been provided to the state commissions listed below:

Delaware Public Service Commission
861 Silver Lake Boulevard
Cannon Building, Suite 100
Dover, DE 19904

Maryland Public Service Commission
6 St. Paul Centre, 16th Floor
Baltimore, MD 21202

Virginia State Corporation Commission
1300 E. Main Street
Tyler Building
Richmond, VA 23219

New Jersey Board of Public Utilities
Two Gateway Center
Newark, NJ 07102

Public Service Commission of the District of Columbia
2nd Floor - West Tower
1333 H Street, N.W.
Washington, DC 20005

PEPCO HOLDINGS, INC. By: /s/ Karen G. Almquist Karen G. Almquist Assistant Treasurer & Assistant Secretary
Date: March 30, 2005
6 ______________________________________________________________________________________